NVCN CORPORATION

1800 Wooddale Drive - # 208

Woodbury, MN 55125

January 24, 2011

This letter is in response to the Securities and Exchange Commission letter dated December 12th 2010.

The Company acknowledges and understands the following:

That the Company is responsible for the accuracy of the disclosure in the filing.

That staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 NVCN Corporation

/s/ Gary Borglund

Gary Borglund

President/ Chairman